

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2020

Judy Huber
Chief Financial Officer
Brainsway Ltd.
Bynet Building, 3rd Floor
Har HaHotzvim
Jerusalem, 9777518, Israel

   Re: Brainsway Ltd.
     Registration Statement F-3
     Filed September 4, 2020
     File No. 333-248601

Dear Ms. Huber:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Courtney Lindsay at (202) 551-7237 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences